May 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Jessica Ansart

Re: Acceleration Request for Tricida, Inc.
Registration Statement on Form S-3 (File No. 333-264835)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tricida, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-264835 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on May 19, 2022, or at such later time as the Company or its counsel may request from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,
/s/ Gerrit Klaerner

Gerrit Klaerner, Ph.D.
Chief Executive Officer and President

cc:	Geoffrey M. Parker, Tricida, Inc.
Robert McKague, Tricida, Inc.
Geoffrey W. Levin, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP